UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Advises of Government Restrictions to Contain COVID-19 Outbreak

Provides Statement on Readiness and Response to COVID-19

LIMA, Peru--(BUSINESS WIRE)--March 17, 2020--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced that the Peruvian Government has issued a Supreme Decree and has declared a National Emergency in order to contain the COVID-19 outbreak. Said restrictions currently remain in place for a 15-day period, commencing March 16, 2020.

In accordance with these restrictions and within the framework of the Company’s Pandemic Response Plan, as well as local and national health authority requirements and recommendations, Buenaventura will limit the activities of its operations to those which ensure functionality of its mine pumping systems, water treatment plants, energy supply, hydroelectric substations, health services as well as safety conditions including backfill and general support, among others. Buenaventura is prepared to immediately restart operations once it has received notice from Federal and local authorities that it is appropriate to do so.

Buenaventura remains focused on guaranteeing the safety of its employees, communities and contractors, as well as the surrounding environment. The Company has been actively monitoring COVID-19 since early January 2020. All operations and offices have implemented the appropriate travel restrictions, surveillance, monitoring and response plans to reduce the risk of COVID-19 exposure and outbreak, including health screening of contractors, visitors and employees when appropriate.

In addition, individual operations continually assess the situation as it evolves and have limited external visitors to only those who are considered to be business critical. Each of its operations also continue to monitor and implement business continuity measures to mitigate and minimize any potential impacts of the global outbreak that might emerge on its operations, supply chain, commercial and financial activities. There has been no material impact to production or shipment of concentrate from any of the Company’s operations to date as a result of COVID-19. Additionally, there has been no significant disruption to the supply chain of the Company’s operations.

Buenaventura’s central headquarters is in frequent contact with all individual operations and associated mine managers to ensure timely updates on the situation and provide any necessary logistical support. Operations managers and team leaders currently working from home also maintain direct lines of communication.

The Company will continue to provide relevant updates in a timely manner and will also advise should the above contingency measures be modified.

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Mallay*, Julcani*, Tambomayo*, El Brocal, La Zanja and Coimolache).

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2017 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.
(*) Operations wholly owned by Buenaventura

Contacts

Contacts in Lima:
Leandro Garcia, Chief Financial Officer
(511) 419 2540

Rodrigo Echecopar, Investor Relations Coordinator
(511) 419 2591/ rodrigo.echecopar@buenaventura.pe

Contacts in NY:
Barbara Cano
(646) 452 2334
barbara@inspirgroup.com

Company Website: www.buenaventura.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ LEANDRO GARCÍA RAGGIO

Name: Leandro García Raggio

Title: Chief Financial Officer

Date: March 17, 2020